Exhibit 21.1
Subsidiaries of the Registrant

1.	Farmers & Merchants Bank, Statesboro, Georgia, organized under the laws of the State of Georgia

2.	FMB Properties, Inc., Statesboro, Georgia, organized under the laws of the State of Georgia

3.	FMB 2005 Capital Trust I, organized under the laws of the State of Delaware